January 17, 2008

Christian N. Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4563

Washington, D.C. 20549

Re:	International Bancshares Corporation
SEC Comment Letter Dated September 26, 2007
File No. 00-9439

Dear Mr. Windsor:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your letter to the Company dated September 26, 2007 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Stock Option Plan Committee; Salary and Steering Committee of IBC, page 6

1.             Please clarify whether the company’s Board exerts any authority over the approval of the compensation program. Also, please discuss whether either committee retained consultants or other counsel or has the authority to do so.  Please refer to Item 407(e)(3) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  For purposes of clarification, the Company respectfully submits that the Company’s Board of Directors does not exert authority over the approval of the cash compensation program.  IBC (the flagship bank and a subsidiary of the Company that represents more than a majority of the Company’s assets, and employs each of the Company’s named executive officers) pays all cash compensation to the named executive officers, and IBC’s Board of Directors has the final approval of IBC’s Salary and Steering Committee’s (the “S&S Committee”) recommendations for the base salary and bonus payments to the named executive officers.  The Stock Option Plan Committee (the “SOP Committee”) of the Board of Directors of the Company takes final action on the amount, timing, price and other terms of all options granted to the named executive officers.  The Company’s Board of Directors does determine the annual contribution to the Profit Sharing Plan and approves the category of perquisites paid to the named executive officers.  As stated in the paragraph entitled “Decisions Regarding Executive Compensation” on page 8 of the Company’s

2007 proxy statement, the S&S Committee has the authority to retain outside consultants or separate legal counsel; however, during 2006, the S&S Committee did not consult outside consultants or separate legal counsel.  Similar disclosure will be added to explain that the SOP Committee also has the authority to retain outside consultants or separate legal counsel, which authority the SOP Committee did not exercise during 2006.

Executive Compensation, page 7

2.             Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year.  Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will continue to provide appropriate disclosure for individuals for whom disclosure is required under Item 402 of Regulation S-K.  For purposes of clarification, the Company does not have any executive officers, other than as disclosed in the Company’s 2007 proxy statement, whose total compensation exceeds $100,000 as provided in Instruction 1 to Item 402(a)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 7

3.             Please provide additional analysis about how you determined the amount of compensation you paid under your cash and long-term equity incentive plans.  See Item 402(b)(1)(v) of Regulation S-K.  For example, discuss how the Committee determined the appropriate level of base salary or determined the amount of any changes to base salary or the reasons for those changes.  Please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the Committee determined the specific payout amounts.  Although your compensation decisions may be subjective in nature, as your disclosure throughout indicates, please provide appropriate analysis of how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element.  Finally, describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will provide a specific discussion explaining that each of the three named executive officers has served the Company for over twenty years and that the salary and bonus decisions of the S&S Committee are subjective and focused on whether there is any compelling reason to deviate from the historical compensation pattern for each named executive officer. If not, it will be expected that the individual will receive a salary and bonus that is consistent with the historical compensation pattern for that individual. The determination of whether there is a compelling reason to deviate from the historical compensation pattern for a named executive officer will be based on whether there is a significant change in the trend of financial performance for the Company and whether there is an overall perception that the individual satisfactorily performed his or her duties at the Company.  As stated in the 2007 proxy statement under the heading “Elements of Compensation,” the S&S Committee considers four measures of corporate performance in determining annual cash discretionary bonus amounts, including earnings per share and earnings per share growth, return on average assets, return on average equity and non-financial objectives.  The Company does not have specific performance targets, thresholds or goals for any of these measures.  Each measure is analyzed by the S&S Committee to determine how it compares to the historical performance of the Company. Even if the performance in a category is not as favorable as the historical performance of the Company in such category, the S&S Committee will subjectively analyze the reason for the difference and whether the Company believes it will cause a long-term trend of negative overall performance of the Company.  Only in the event that the S&S Committee perceives that there will be a long-term trend of negative overall performance of the Company, or in the event that a named executive officer is perceived as not having satisfactorily performed his or her duties at the Company, will the cash compensation of a named executive officer be expected to be negatively impacted. The historical compensation decisions of the S&S Committee with respect to compensation of the three named executive officers also reflect the S&S Committee’s subjective assessment of the competitive nature of the markets where IBC does business and the difficulty in retaining qualified executive officers in such markets.  The S&S Committee takes these competitive salary factors into consideration when making its subjective salary and bonus compensation decisions for the named executive officers.

4.             Your disclosure suggests that individual performance is a significant factor considered by the Committee in determining the compensation of the named executives.  For example, you state on page 9 that the Committee considers “past individual performance” in determining base salary levels and that you determine annual cash bonus incentives based on overall financial performance as well as “individual performance.”  Please discuss and analyze how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how the Committee weighted and factored them into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will provide disclosure consistent with Response 3 above.  As discussed above, the S&S Committee does not consider separate elements of individual performance.  With respect to the analysis of individual performance, the S&S Committee only determines whether there is a perception that the named executive officer satisfactorily performed their duties at the Company.

5.             Identify the companies against which you benchmark the compensation of your named executive officers and discuss in greater detail how you determined the comparator companies.  To the extent you benchmark different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  As discussed in the second paragraph under the Section entitled “Elements of Compensation,” the S&S Committee determines base salaries and periodically collects information from other publicly-traded bank holding companies in Texas for comparison.  As stated in our Response 3 above, the salary and bonus decisions of the S&S Committee are subjective and focused on whether there is any compelling reason to deviate from the historical compensation pattern for each named executive officer. If not, it will be expected that the individual will receive a salary and bonus that is consistent with the historical compensation pattern for that individual.  The review of salary information of other publicly-traded financial institutions in Texas is considered by the S&S Committee in its determination of whether there is a compelling reason to deviate from the historical compensation pattern for each named executive officer. In 2006, the S&S Committee collected salary information from Cullen Frost Bankers, Inc., Sterling Bancshares, Inc., Prosperity Bancshares, Texas Capital Bancshares and Texas Regional Bancshares, Inc.

6.             Please specify how each element of compensation relates to the data you analyzed from the comparator companies.  In particular please explain where the Committee targets each element of compensation against the peer companies and how actual payments compared to the targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  As a matter of clarification, the Company only reviewed salary data from the comparator companies.  As explained in Response 5 above, the Company does not have targeted parameters with respect to the review of the salary information of the comparator companies.  The S&S Committee realizes that the duties of officers with the same title may greatly differ from one company to another, and that any comparison of salaries of officers with the same title must take into consideration the potential differences in duties.  This is particularly true with respect to the Company, which has so few executive officers with whom to divide the executive duties.  The S&S Committee conducts the salary review of comparator companies as a means to identify major changes in the overall compensation levels of executive officers of publicly traded financial institutions in Texas.

7.             Please disclose the financial performance-related factors related to your 2006 incentive compensation, such as earnings per shares, return on average assets, return on average equity, as well as those non-financial objectives that are tied to incentive compensation.  See Item 402(b)(2)(v)-(vi) and Instruction 4 to Item 402(b) of Regulation S-K.  To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4.  In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  The disclosure will be consistent with Response 3 above.

8.             There appear to be significant differences in the amount and type of compensation awarded to your Chief Executive Officer compared to the compensation awarded of the other named executives.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.  Please discuss material differences in compensation policies with respect to individual named executive officers and explain how the differences support your compensation program and why the Committee approved the program in this form, refer you to Section II.B.1. of Commission Release No. 33-8732A.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  For purposes of clarification, please see Response 3 above. The S&S Committee applies the same historical analysis to the compensation decisions of the Chief Executive Officer as it does to the two other named executive officers. The amount of the cash compensation of the Chief Executive Officer is, in part, the result of the historical compensation pattern for this officer who has been President of the Company since 1979.  Because the Company is very leanly staffed at the executive level, we believe the Chief Executive Officer’s duties are more extensive than in many other companies.  These additional duties account for the gap between his salary and those of the Company’s remaining two executive officers.  As stated on page 10 of the 2007 proxy statement, in order for payment of certain incentive awards to be deductible to the Company under the current Internal Revenue Code, they must be paid under a plan like the Company’s 2006 Executive Incentive Compensation Plan (“EICP”).  Currently, the CEO is the only officer of the Company participating in the EICP; however, any executive officer of the Company may at the discretion of the S&S Committee be granted an annual incentive award under the EICP.

Annual Cash Bonus Incentives, page 9

9.             On page 9, please explain how the overall bonus pool for executive officers is affected by the earnings performance of IBC for the previous year.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  As a matter of clarification, please see Response 3 above and please note that the reference to the bonus pool will be revised to make it clear that the aggregate amount of the bonuses is not determined as a bonus pool, but rather the amount of each bonus is determined as set forth in Response 3 with respect to the historical compensation pattern of a named executive officer.

10.          Please clarify and explain the structure of the Executive Incentive Compensation Plan.  For example, it is not clear how you determine plan eligibility, how you evaluate performance under the plan, whether the amount payable is variable based upon company performance, and the extent to which you have established threshold, target, or maximum levels of performance under the plan.  Please refer to Item 402(b)(1)(v) of Regulation S-K and Item 402(b)(2)(v) and (vi) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will provide additional detail regarding the operation of the EICP.  As stated on page 10 of the 2007 proxy statement, “the payment of any annual incentive award under the EICP is conditioned upon the achievement by the Company of either one of the specified (i) return on average total assets or (ii) return on average total shareholders’ equity targets which have been established by the S&S Committee.  The Plan was adopted in 2006 and terminates in 2016 and it specifically states that the performance targets will not be amended without shareholder approval.  The numerical amount of these targets constitutes confidential commercial information of the Company and management of the Company believes that disclosing such amounts would cause competitive harm to the Company.  Our Company has had an executive incentive compensation plan since 1997 and the Company has met at least one of the two performance targets under the executive compensation plan every year since 1997.”  The Company respectfully submits that the specific return on average total assets or average total shareholders’ equity targets set by the S&S Committee take into consideration and reflect the Company’s confidential strategic and operational plans and internal discussions, the Company’s proprietary market and industry insights and analysis and other propriety and competitively sensitive information.  Disclosing these quantitative targets or thresholds, therefore, would give the Company’s competitors significant and detrimental insight into the Company’s proprietary and competitively sensitive business intelligence and internal forecasts, which consequently would provide the Company’s competitors with an unfair advantage in marketing to prospective clients and in connection with other operational or strategic activities of competitors.  Furthermore, disclosing the specific quantitative amounts would have the effect of providing financial forecasts that the Company is not otherwise required to publicly disclose and does not currently publicly disclose.  The harm to the Company and its investors is exacerbated by the fact that the Company’s privately held competitors would not be required to make similar public disclosures.  Accordingly, the Company submits that requiring public disclosure of its specific quantitative performance targets for its EICP would result in substantial competitive harm to the Company and its investors, which would be even more pronounced in relation to the Company’s privately held competitors.

11.          Please address the Stock Option Committee’s reasons for not granting stock options in 2006 and discuss how that decision fits within your overall compensation objectives, Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Response:

The Company did not grant stock options in 2006 to any of the named executive officers of the Company, but the Company did grant stock options to other officers of the Company in 2006.  The Company’s decision not to grant stock options to the named executive officers was consistent with the historic compensation practices of the Company.  Historically, the Company has not granted stock options to the named executive officers every year.  For example, Mr. Guerra and Ms. Navarro both were granted stock options in 2001 and 2005, while Mr. Nixon has not been granted a stock option since 1997.  Mr. Nixon owns approximately three percent of the issued and outstanding shares of common stock of the Company, largely due to the exercise of stock options over the last three decades.  The Company adopted its EICP in 1997, and adopted its successor in 2006.  To date, Mr. Nixon is the only executive officer of the Company who has received a grant under the EICPs.  As discussed on page 10 of the Company’s 2007 proxy statement, awards under the Company’s Stock Option Plan are designed to (i) align executive officer and shareholder interests; (ii) reward officers for building shareholder value; and (iii) encourage long-term investment in the Company by executive officers.  The SOP Committee believes its decisions regarding stock option grants to the named executive officers of the Company are consistent with these compensation objectives.

Executive Compensation Tables, page 13

12.          It appears that the compensation awarded to Mr. Nixon under the Executive Incentive Compensation Plan could be considered Non-Equity Incentive Plan awards.  Provide the tabular disclosure pursuant to Item 402(d) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will provide the tabular disclosure required pursuant to Item 402(d) of Regulations S-K, substantially in the form as follows:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2)
Name	Threshold (#)	Target (#)	Maximum (#)
(a)	(c)	(d)	(e)
Dennis E. Nixon
Annual Incentive Reward	$0	$1,000,000	$4,348,250

(1)                      There were no equity awards granted or outstanding in 2007.

(2)                      Annual Incentive Rewards are made pursuant to the 2006 Executive Incentive Compensation Plan (the “EICP”).  The award provides for only a single estimated payout, which amount is determined in the discretion of the EICP Administrator, based upon whether the Company has met either of two targets related to the Company’s return on average total assets and return on average total shareholders’ equity for the previous fiscal year.  The amount shown in column (c) reflects that 0% is the minimum payout level of the annual incentive reward.  Because there is no “target payout” and the amount of the payout is completely discretionary and not determinable, the Company has shown in column (d) the amount actually paid in 2007, as determined based upon the Company’s performance in 2006.  No participant may receive more than a maximum of 2.5% of the total income before income taxes of the Company for the year under the EICP.  Column (e) reflects 2.5% of the Company’s total income before income taxes for the year 2006.

Outstanding Equity Awards at Year End, page 15

13.          Although the footnotes set forth the vesting schedule of the option awards, without disclosure of the grant dates, your disclosure does not identify the vesting information required by Instruction 2 to Item 402(f)(2). Please disclose, by footnote to the applicable columns, the vesting dates of option awards held at fiscal year end.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  The Outstanding Equity Awards at Year End table, footnoted to include the vesting dates of option awards held at fiscal year-end, is shown below.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($ )	Option Expiration date
Dennis E. Nixon	106,357	0	$7.92	5/13/2007	(1)
R. David Guerra	8,544	0	13.93	9/13/2009	(2)
	87	1,663	29.50	10/14/2013	(3)
Imelda Navarro	6,675	0	9.96	6/3/2007	(4)
	6,103	0	13.93	9/13/2009	(2)
	125	2,375	29.50	10/14/2013	(3)

(1)          These options were granted on May 13, 1997 and have an eight year vesting schedule, vesting 17.863% the first year and 11.733% each year thereafter.  All of the options will expire ten years from the date of grant.

(2)          These options were granted on September 13, 2001 and have a five year vesting schedule, vesting 20% each year.  All of the options will expire eight years from the date of grant.

(3)          These options were granted on October 14, 2005 and have a six year vesting schedule, vesting 5%, 10%, 15%, 20%, 25% and 25%.  All of the options will expire eight years from the date of grant.

(4)          These options were granted on June 3, 1999 and have a five year vesting schedule, vesting 20% each year.  All of the options will expire eight years from the date of grant.

Interest of Management in Certain Transactions, page 19

14.          Discuss your policy and procedures for the review and approval of related party transactions in accordance with Item 404(b) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.

15.          Provide the information required by Item 404(a) of Regulation S-K regarding the credit relationships between International Bancshares and your related parties, including the revised representations required by Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement.  Specifically, the Company will provide the revised representations required by Instruction 4(c) to Item 404(a) of Regulation S-K by providing disclosure under the heading “INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS” in substantially the following form:

Some of the directors, executive officers and nominees for directors of the Company and principal shareholders of the Company and their immediate families and the companies with which they are associated were customers of, and had banking transactions with, the Company’s subsidiary banks in the ordinary course of the subsidiary banks’ business during 2006, and the Company anticipates that such banking transactions will continue in the future.  All loans and commitments to loan included in such banking transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company, which indebtedness is fully performing and complies with Federal lending restrictions included in section 22(h) of the Federal Reserve Act (12 U.S.C. 375b). The indebtedness, in the opinion of management of the Company, did not involve more than a normal risk of collectibility or present other unfavorable features.  All credit transactions or other transactions with the Company or a subsidiary bank of the Company involving executive officers or directors of the Company are reviewed and approved by at least a majority of the disinterested directors of the respective Company or subsidiary bank.

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please do not hesitate to call Eliza Gonzalez, the Company’s Senior Vice President at 956-726-6651 with any questions or comments you may have.

The Company hereby acknowledges, as required by the Comment Letter, that, with respect to the filing discussed in this response:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Dennis E. Nixon

Dennis E. Nixon
President